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                                                                    EXHIBIT 99.1

                         PART II.  OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

        Reference is made to the 1996 Annual Report for descriptions of certain previously-reported legal proceedings.

        In April 1997 the Quebec Court of Appeals dismissed the Canadian Fisheries Act case (previously reported at page 9 of the 1996 Annual Report) against one of the individual defendants. In May 1997 the Crown's counsel filed an order of nolle prosequi effectively terminating the matter as against Kronos Canada, Inc. and the remaining individual defendant. In May 1998 the matter will be expunged from the records as if it had never been brought. Kronos Canada and the individual defendant have agreed not to seek damages for malicious or improper prosecution.

        Ritchie v. NL Industries, et al. (No. 5:96-CV-166). The case was remanded to state court in April 1997.

        In April 1997 the Company was served with a compliant in Parker v. NL Industries, et al. (Circuit Court, Baltimore City, Maryland, No. 97085060 CC915). Plaintiff, now an adult, and his wife, seek compensatory and punitive damages from the Company, another former manufacturer of lead paint and a local paint retailer, based on claims of negligence, strict liability and fraud, for plaintiff's alleged ingestion of lead paint as a child. In May 1997 the Company removed the case to federal court.

        In March 1997 the Company was served with a complaint filed in the Fifth Judicial District Court of Cass County, Texas, on behalf of approximately 4,000 plaintiffs and their spouses alleging injury due to exposure to asbestos and seeking compensatory and punitive damages. The Company has filed an answer denying the material allegations. (Ernest Hughes, et al. v. Owens-Corning Fiberglass, Corporation, et al., No. 97-C-051).





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